Exhibit 99.1

Press Release - Regulated Information

Celyad Oncology reports third quarter 2023 financial

results and recent business highlights

•	Publication of data detailing the development of our microRNA (miRNA)-based multiplex shRNA approach, which allows to down-regulate several genes simultaneously, in Molecular Therapy – Nucleic Acids

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Five posters were presented at the 38th SITC Annual Meeting and two posters were presented at the 4th ICLE conference, with further developments in our multiplex shRNA platform and encouraging data from our NKG2D-based multi-specific CAR T-cell platform

•	Celyad Oncology has received approximately EUR 9.8m in private placement commitments from historical shareholders

Mont-Saint-Guibert, Belgium, November 9, 2023, 07:00 am CET; regulated information - Celyad Oncology (Euronext: CYAD) (the “Company” or “Celyad Oncology”), a biotechnology company focused on innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, today reports its financial results for the third quarter of 2023 and provides an update on recent business developments.

“ Celyad Oncology team is resolutely dedicated to harnessing our expertise, extensive know-how, and valuable intellectual property portfolio to address the existing challenges within CAR T-cell therapies. We are excited to report compelling data from our short hairpin RNA (shRNA)-based multiplexing platform, underscoring the remarkable versatility and adaptability of this technology. In addition, we are making significant progress with our multispecific CAR program, and we look forward to sharing an update at international conferences in the coming months. These achievements mark our commitment to advancing the frontiers of cellular immunotherapy and bringing innovative solutions to patients in need ” commented Georges Rawadi, Chief Executive Officer of the Company.

Third quarter 2023 and recent corporate highlights:

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On August 24, 2023, the Company announced that it has obtained commitments from Fortress, Tolefi and other longstanding existing shareholders to subscribe to a capital increase of up to €9.8 million in 2 tranches:

•	A first tranche of 2.0 million was disbursed in the context of authorized capital as of September 4, 2023; and

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A second tranche to be subscribed by Fortress is subject to the approval by the extraordinary shareholders’ meeting. Following this private placement, the Company believes that its existing cash and cash equivalents should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into the second quarter of 2025.

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Celyad Oncology has relocated from September 25, 2023 into a new research facility which fits better its current needs after the strategic shift. The Company remains headquartered at the Axis Parc, Mont-Saint-Guibert, Belgium but with its new business location at Dumont 9.

Operational highlights

•	shRNA multiplexing platform:

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Data validating our microRNA (miRNA)-based multiplex shRNA approach, which allows to down-regulate several genes simultaneously, were presented at the 4th International Conference on Lymphocyte Engineering (ICLE) in Munich (September 12-14) and at the 38th Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in San Diego (November 1-5) and posters are available on the company’s website, at https://celyad.com/our-science-technology/publications/;

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With our approach we proved the feasibility of the simultaneous knock-down of 4 co-inhibitory receptors (PD-1, LAG-3, TIM-3 and CD95) to decrease the expression of exhaustion markers at the surface of CAR T-cells and the feasibility of this approach to improve allogeneic CAR T-cell viability by allowing evasion from graft-versus-host disease (GvHD), host-versus-graft (HvG) reaction and CD95L-induced autophagy.

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The results detailing the technical aspects of the development of this platform and showcasing the easiness, efficiency, and tunability of this technology to knock-down up to four target genes simultaneously have been published in Molecular Therapy – Nucleic Acids as of September 20.

•	NKG2D-based CAR T-cells:

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We have developed different CD19/NKG2DL, BCMA/NKG2DL and PSMA/NKG2DL multi-specific CAR T-cells, utilizing both tandem constructs – that encompass the extracellular domain of the natural NKG2D receptor fused to a scFv targeting CD19, BCMA or PSMA, or dual constructs – that co-express the NKG2D-based CAR with an anti-CD19, anti-BCMA or anti-PSMA CAR, respectively;

•	Our data provides the proof-of-concept that NKG2DL are valuable targets in a multispecific CAR approach;

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Specifically, we showed that CD19/NKG2DL multispecific CAR T-cells, and in particular dual receptors, are highly effective in vitro against CD19+ and CD19- cell lines and against CD19+ primary B-cell acute lymphoblastic leukemia (B-ALL) cells. In vivo, CD19/NKG2DL tandem CAR T-cells outperforms dual CAR T-cells in controlling tumor growth in an aggressive B-ALL relapse model.

•	In vitro data generated with BCMA/NKG2DL and PSMA/NKG2DL multispecific CAR T-cells further validate this approach and its application in other hematological and solid indications.

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Preliminary data were presented at the 4th ICLE conference in Munich (September 12-14) and at the 38th SITC meeting in San Diego (November 1-5) and posters are available on the company’s website, at https://celyad.com/our-science-technology/publications/.

Financial highlights – Third quarter 2023 financial review

As of September 30, 2023, the Company had cash and cash equivalents of €2.3 million. Net cash burn during the third quarter of 2023 amounted to €2.7 million, in line with expectations.

The Company projects that its existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the first quarter of 2024.

After due consideration of detailed budgets and estimated cash flow forecasts for the years 2023 and 2024, the Company continues to project that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that this release is issued.

On August 24, 2023, the Company announced that it has obtained commitments from Fortress, Tolefi and other longstanding existing shareholders to subscribe to a capital increase of up to €9.8 million (whose €2.0 million related to the first tranche has been already proceeded as of September 4, 2023). Taking into account the Management’s assumptions regarding estimated cash-flows for the years 2023, 2024 and 2025, the Company believes that following the close of the second tranche subscribed by Fortress which is subject to approval by the extraordinary shareholders’ meeting, its existing cash and cash equivalents should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into the second quarter of 2025.

Upcoming Anticipated Milestones

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More data and evidence in the context of the multi-specific CAR platform and shRNA multiplexing approach will be shared in the first quarter of 2024, with the aim of a clinical evaluation of assets and initiation of clinical trials either by the Company and/or through strategic partnerships afterwards.

Press Release - Regulated Information

Upcoming Conferences

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Celyad Oncology will attend the 7th CAR-TCR Europe summit in London, UK (February 27-29, 2024), the must-attend forum to brainstorm advanced in cell therapies and stay at the forefront of cell therapy innovations.

About Celyad Oncology

Celyad Oncology is a cutting-edge biotechnology company dedicated to pioneering the discovery and advancement of revolutionary technologies for chimeric antigen receptor (CAR) T-cells. Its primary objective is to unlock the potential of its proprietary technology platforms and intellectual property, enabling to be at the forefront of developing next-generation CAR T-cell therapies. By fully leveraging its innovative technology platforms, Celyad Oncology aims to maximize the transformative impact of its candidate CAR T-cell therapies and redefine the future of CAR T-cell treatments. Celyad Oncology is based in Mont-Saint-Guibert, Belgium. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the continuation of the Company’s existence. The words “will,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Press Release - Regulated Information

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges	communications@celyad.com
investors@celyad.com

Source: Celyad Oncology SA